BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(Dollars in Thousands)

ASSETS		
Cash and cash equivalents	$	125,432
Accounts receivable		94,568
Due from affiliates		778,917
Other assets		9,424
TOTAL ASSETS	$	1,008,341
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due to affiliates	$	355,250
Due to limited partners		50,157
Accounts payable and accrued expenses		56,035
Accrued compensation and benefits		7,107
Deferred revenue		5,461
Total liabilities		474,010
PARTNERS' CAPITAL		
General Partner	$	5,304
Limited Partner		525,194
Non-controlling interests in consolidated entity		3,833
Total partners' capital		534,331
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,008,341

See notes to consolidated statement of financial condition.